

16013778

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
411

SEC FILE NUMBER
8-69486

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/23/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revere Merchant Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 52nd Street, 3rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Wildeman (646) 521-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Gregory Wildeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm Revere Merchant Securities, LLC. ,as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



JEROME CROWN
Notary Public, State of New York
No. 01CR5084272
Qualified in New York County
Commission Expires September 2, 2017

Notary Public



Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital (Under Rule 15c3-1 of the SEC).
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Management of
Revere Merchant Securities, LLC

We have audited the accompanying statement of financial condition of Revere Merchant Securities, LLC (the "***Company***"), as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Revere Merchant Securities, LLC, as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
February 29, 2016

REVERE MERCHANT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Current assets:		
Cash and cash equivalents	$	9,145
Total current assets		9,145
Total assets	**$**	**9,145**
Liabilities and Member's Equity		
Liabilities:		
Total liabilities		-
Member's equity:		
Total member's equity		9,145
Total liabilities and member's equity	**$**	**9,145**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Revere Merchant Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company was organized as a limited liability company in New York on March 20, 2014 and is headquartered in New York City. The Company became a member of the Financial Industry Regulatory Authority ("FINRA") on July 23, 2015. The company has approved business lines with FINRA to engage investment advisory services and private placements of securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Revenue Recognition

The Company earns revenue based on success fees of private placements. Revenue is recorded when private placements successfully close and fees received is imminent. During 2015, no revenue was earned due to limited operations.

Income Taxes

The Company is a wholly owned subsidiary of Revere Capital Advisors LLC ("RCA"), and as a single member LLC. it is a disregarded entity for tax purposes. All taxable amounts flow through into RCA for the tax year 2015. The Company will be included in RCA's consolidated tax return. RCA has elected to be treated as a partnership for federal and state income tax purposes. All income, gains, losses and credits retain their character and pass through directly to the

individual members. Accordingly, no provision for income taxes has been reflected in the accompanying financial statement.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statement. As of December 31, 2015, management has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statement.

RCA's income tax returns for 2014 are open for examination by federal, state and local income tax authorities.

3. Related Parties

The Company has an expense sharing agreement with RCA whereby RCA pays and records all indirect costs of the Company. Expenses and excess revenue over 200% of the minimum required net cap are paid in the form of a management fee to RCA when applicable.

4. Recent Accounting Pronouncements

In May 2014, the FASB issued an accounting update to clarify the principles of revenue recognition, to develop a common revenue recognition standard across all industries for U.S. GAAP and International Financial Reporting Standards and to provide enhanced disclosures for users of the financial statement. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for the Company beginning January 1, 2017. The Company is currently evaluating the potential impact of adopting this accounting standard update.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1.

As of December 31, 2015 the Company had net capital of $9,145, which was $4,145 in excess of its minimum net capital of $5,000 under both computations.

In addition, the Company's aggregate indebtedness to net capital ratio was 0.00 to 1.

6. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any material liability arising under these arrangements is remote. No contingent liability has been recorded on the Statement of Financial Condition. In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statement of the Company as of December 31, 2015.

7. Subsequent Events

Subsequent events for the Company have been evaluated through the date when the financial statement were available for issue. No events or transactions have occurred or are pending that would have a material effect on the financial statement at December 31, 2015.

Revere Merchant Securities, LLC
A Wholly Owned Subsidiary of Revere Capital Advisors LLC
Statement of Financial Condition
December 31, 2015